FORM 51-901F
QUARTERLY REPORT
SCHEDULE B and C

ISSUER DETAILS:
Name of Issuer	AMERICAN BONANZA GOLD MINING CORP.
Issuer’s Address	Suite 1606 – 675 West Hastings Street Vancouver, British Columbia, V6B 1N2
Issuer Telephone Number	(604) 699-0023
Issuer’s Web Site	www.americanbonanza.com
Contact Person	Giulio T. Bonifacio
Contact’s Position	Director, Executive Vice President & Chief Financial Officer
Contact Telephone Number	(604) 699-0023
Contact E-mail	gtbonifacio@boni.ca
For Quarter Ended	December 31, 2002
Date of Report	May 12, 2003
CERTIFICATE
The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Brian P. Kirwin”	2003/05/12
Name of Director	Date Signed
“Giulio T. Bonifacio”	2003/05/12
Name of Director	Date Signed

American Bonanza Gold Mining Corp.	SCHEDULE B

Supplementary Information
For the year ended December 31, 2002

1.	ANALYSIS OF DEFERRED EXPENDITURES

Summary of exploration and acquisition related expenditures on active properties:

	Copperstone	Copperstone	Nevada	Total
	Project	D-Zone	Projects
	$	$	$	$
Balance, December 31, 2001	2,482,067	1,824,470	1,790,476	6,097,013
Additions during the year
Acquisition of an additional 75%	1,657,835			1,657,835
Interest capitalized on loan	74,236			74,236
Acquisition of D-Zone JV interest		601,639		601,639
Underground decline (mining)		157,020		157,020
Underground decline (geology)		55,002		55,002
BLM land payments	44,594		54,686	99,280
Advance royalty payment		47,106		47,106
Property payment			235,530	235,530
Drilling and support costs			20,329	20,329
Site maintenance & camp support
Utilities and power	58,140			58,140
Property caretakers	15,331			15,331
Disposal	10,310			10,310
Telephone	13,143			13,143
Maintenance program	3,819			3,819
Supplies	3,117			3,117
Other	1,558			1,558
Less: recovery from joint
venture partner			(269,029)	(269,029)
Less: consideration from joint
venture partner			(131,500)	(131,500)
	1,882,083	860,767	(89,984)	2,652,866
Balance, December 31, 2002	4,364,150	2,685,237	1,700,492	8,749,879

2.	RELATED PARTY TRANSACTIONS

During the year the Corporation settled approximately $320,968 in due to related parties debts by the issuance of shares, wrote-off approximately $26,712 and paid out the remaining balance resulting in a due to related party balance of $6,000 on April 3, 2003.

During the year, the Corporation accrued $nil (2001-$6,358) in professional fees to a director of the Corporation.

American Bonanza Gold Mining Corp.	SCHEDULE B

Supplementary Information
For the year ended December 31, 2002

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2002

	(a)	Securities Issued During the year ended December 31, 2002:

			Number of	Price		Type
Date of	Type of	Type of	Shares	per	Total	of	Commission
Issue	Security	Issue	Issued	Share	Proceeds	Consideration	Paid
				$	$		$
10-Jun-02	Common Shares	Public Offering(1)	15,384,600	0.13	2,000,000	Cash	170,000
10-Jun-02	Common Shares	Corporate Finance Fee	400,000	0.13	-	Fee	Nil
14-Jun-02	Common Shares	SFOD Warrant exercise	20,000	0.15	3,000	Cash	Nil
11-Jul-02	Common Shares	Options Exercised	210,000	0.14	28,350	Cash	Nil
11-Jul-02	Common Shares	Options Exercised	50,000	0.15	7,500	Cash	Nil
15-Jul-02	Common Shares	Options Exercised	50,000	0.10	5,000	Cash	Nil
17-Oct-02	Common Shares	Share for Debt Settlement	2,000,000	0.20	400,000	Debt	Nil
18-Oct-02	Common Shares	Private Placement	10,166,665	0.15	1,525,000	Cash	80,500
18-Oct-02	Common Shares	Corporate Finance Fee	250,000	0.15	-	Fee	Nil

			28,531,265		3,968,850		250,500

(1) By way of Short Form Offering Document

American Bonanza Gold Mining Corp.	SCHEDULE B

Supplementary Information
For the year ended December 31, 2002

(b)	Incentive Stock Options Granted During the year ended December 31, 2002:

Date of	Number of			Exercise	Expiry
Grant	Options	Optionee	Position	Price	Date
04-Mar-02	1,060,000	Brian Kirwin	President & Director	$0.10	04-Mar-07
04-Mar-02	200,000	Ian Telfer	Director	$0.10	04-Mar-07
04-Mar-02	150,000	Don Foster	VP Exploration	$0.10	04-Mar-07
04-Mar-02	700,000	Giulio Bonifacio	Executive VP & CFO	$0.10	04-Mar-07
04-Mar-02	250,000	Foster Wilson	Employee	$0.10	04-Mar-07
04-Mar-02	50,000	Kendall Rae (1)	Former consultant	$0.10	04-Mar-07
04-Mar-02	200,000	David Beling	Director	$0.10	04-Mar-07
04-Mar-02	200,000	Ron Netoliztsky (2)	Former Director	$0.10	04-Mar-07
06-Dec-02	1,300,000	Brian Kirwin	President & Director	$0.17	06-Dec-07
06-Dec-02	500,000	Ian Telfer	Director	$0.17	06-Dec-07
06-Dec-02	200,000	Don Foster	VP Exploration	$0.17	06-Dec-07
06-Dec-02	1,350,000	Giulio Bonifacio	Executive VP & CFO	$0.17	06-Dec-07
06-Dec-02	250,000	Foster Wilson	Employee	$0.17	06-Dec-07
06-Dec-02	200,000	David Beling	Director	$0.17	06-Dec-07
06-Dec-02	100,000	Maggie Graham	Employee	$0.17	06-Dec-07
	6,710,000

(1)	Options exercised July 15, 2002 and subsequently resigned.
(2)	Options expired, resigned as Director July 9, 2002.

4.	SUMMARY OF SECURITIES AS AT DECEMBER 31, 2002

	(a)	Authorized Capital

400,000,000 Class “A” common voting shares without par value 100,000,000 Class “B” preferred shares without par value

	(b)	Number and Recorded Value for Shares Issued and Outstanding

93,266,394 common shares at a recorded value of $21,329,982

American Bonanza Gold Mining Corp.	SCHEDULE B

Supplementary Information
For the year ended December 31, 2002

(c)	Outstanding Options

Number of	Option Exercise	Option Expiry
Options	Price	Date
190,000	$0.20	January 11, 2005
310,000	$0.15	September 11, 2005
2,050,000	$0.15	December 22, 2005
2,560,000	$0.10	March 4, 2007
3,900,000	$0.17	December 6, 2007
9,010,000

(d)	Outstanding Warrants

Number of	Exercise Price of
Warrants	Warrants	Expiry Date of Warrants
1,500,000	$0.13	March 4, 2004(1)
18,072,290	$0.15 to $0.17	June 10, 2003 to June 10, 2004
10,166,665	$0.17	October 18, 2004
250,000	$0.17	October 18, 2004
766,666	$0.17	October 18, 2004
30,755,621

(1) Brascan Financial Corporation has an option (the “Option”) to extend the term of its warrants or any unexercised portion thereof for three additional one year terms beyond the original two year Expiry Date of its warrant, which Option may be exercised by Brascan by giving notice in writing to the Corporation to that effect at any time during the 30 day period (the “Option Period”) commencing prior to the then current Expiry Date of its warrant. If Brascan exercises the Option, the Corporation is required to deliver to Brascan a new warrant certificate, against surrender to the Corporation of the old warrant certificate, and obtain all necessary stock exchange approval relating to the new warrant. The new Brascan warrant shall be on that same terms and conditions as the current Brascan warrant; provided that (a) as required by the Exchange, the exercise price of the new warrant will be the weighted average of the closing price of the Corporation’s common shares during the 10 day period commencing on the date that is no more than 30 days prior to the expiry date of the then current Brascan warrant, and (b) the term of the new Brascan warrant shall be one year subject to the renewal Option.

(e)	Shares in Escrow

As at December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares issued to acquire Bonanza Gold Inc. remained in escrow and were subject to further release for a period of up to 36 months form the date of acquisition on December 21, 2000.

On March 14, 2003 the Corporation qualified and met the requirements for a TIER 1 issuer on the TSX Venture Exchange. As a result of the change in classification all remaining common shares held escrow were released.

American Bonanza Gold Mining Corp.	SCHEDULE B

Supplementary Information
For the year ended December 31, 2002

5.	LIST OF DIRECTORS AND OFFICERS

Ian W. Telfer, Director
West Vancouver, British Columbia

Robert T. McKnight
West Vancouver, British Columbia

Brian P. Kirwin, Director, President & Chief Executive Officer
Reno, Nevada

Giulio T. Bonifacio, Director, Executive Vice President & Chief Financial Officer
Vancouver, British Columbia

American Bonanza Gold Mining Corp.	SCHEDULE C

Supplementary Information
For the year ended December 31, 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements for the years ended 2002 and 2001.

Description of Business

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade gold properties primarily located in the Great Basin of the American Southwest.

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements. These arrangements are structured in such a way as to allow an interested party an ability to earn an interest in a project by funding exploration expenditures on the Corporation’s projects over a period of time. Typically, the partner may earn up to a 50 percent interest on a vest in basis over a period of time with the Corporation retaining a back-in right to increase its interest by way of reimbursing exploration expenditures on a predetermined basis.

Results of Operations

For the year ended December 31, 2002, the Corporation had a net loss of $485,054 or $0.01 per share compared with a net loss of $1,083,622 or $0.02 per share in 2001. The decrease from the comparable period was primarily attributable to the write off of mineral properties of $893,558 recorded in 2001 combined with increases in both general and administrative and exploration expenditures in the current year.

General and administrative expenditures increased from $232,902 to $286,744 which was inclusive of $89,121 in expense recoveries which represented general and administrative liabilities that were settled at a discount from those amounts previously recorded. On a comparable basis management fees, consulting and salaries increased to $271,327 from $ 194,544 reflecting additional personnel and fees. Legal and accounting professional fees and public company expenses also increased as a direct result of the number of transactions entered into by the Corporation during the year which included the public offering, private placement and several corporate development related initiatives.

Exploration expenditures increased from $72,601 in 2001 to $199,069 reflecting increased activity resulting from several project evaluations. The Corporation conducted several project evaluations in the year using its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the year reflect all cost associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Financial Condition, Liquidity and Capital Resources

The Corporation’s working capital as at December 31, 2002 was $105,622 compared with a working capital deficiency of $1,228,858 as at December 31, 2001. The increase was primarily attributed to the public offering and private placement of 26,201,265 Common Shares, including corporate finance shares totaling 650,000 Common Shares, for net proceeds of $3,143,641. Additionally, the Corporation issued 2,000,000 Common Shares for debt settlements totaling $400,000.

During the year the Corporation entered into a loan agreement with Brascan Financial Corporation for US$1.1 million in connection with the acquisition of the remaining 75 percent of the Copperstone project not already owned. Under the terms of this agreement the loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004. The March 2003 was made subsequent to December 31, 2002.

During the year the Corporation also entered into an option agreement with American Nevada Gold Corp. (“American

American Bonanza Gold Mining Corp.	SCHEDULE C

Supplementary Information
For the year ended December 31, 2002

Nevada”). Under the terms of the option agreement American Nevada will be granted an option to earn a 50 percent interest in both the Pamilco and Gold Bar properties for total cash consideration of $107,500; 800,000 common shares of American Nevada and funding $3.6 million of exploration expenditures over a three year period. The Corporation also retained a back-in right to increase its interest from 50 percent to 70 percent under certain terms and conditions.

On the basis of the Corporation’s total equity and debt financings in the year it incurred the following significant capital expenditures: acquired the remaining 75 percent of the Copperstone project not already owned for $1,732,071 which includes capitalized interest and other related costs; acquired 40 percent of the D-Zone joint venture not already held for $601,639; and incurred exploration and property related expenditures totaling $450,656.

The Corporation completed a public offering in June 2002 and its actual expenditures during the year differed from those initially budgeted with specific reference to the following items:

-
Pamlico’s estimated drilling costs of $94,044 were funded by way of an option agreement with American Nevada and as such this program was delayed during the period in which this agreement was negotiated;

-
Brascan partial repayment of $183,000 was deferred on the basis of the Corporation’s review of the preferential repayment obligations pursuant to the loan agreement. Subsequent to December 31, 2002 the Corporation satisfied its total March 2003 payment obligation of US$550,000;

-
The Copperstone underground decline was delayed due to the extended period of time required to identify and negotiate favourable terms with an underground mining contractor and as a result of final permitting. This program commenced in November 2002 and was completed in May 2003; and,

-
As a result of deferring the preferential loan repayment to Brascan and receiving funds pursuant to the option agreement entered into on the Pamlico and Gold Bar projects, the Corporation was able to use these funds and funds allocated for general working capital purposes to acquire 40 percent of the Copperstone D-Zone Joint Venture which management deemed extremely favourable to the future economics of the Copperstone project.

On the basis of the terms negotiated on the acquisitions of the Copperstone D-Zone joint venture interest the Corporation also agreed to assume related liabilities of approximately US$325,000 which were recorded on the accounts of the Corporation’s as at December 31, 2000. The Corporation has been successful in negotiating settlements on these accounts and has written off US$135,315 of this previously recorded amount to date. Additionally, the Corporation has recorded as a contingent liability of up to US$180,000 in accounts payable for tax related liability that may arise.

As at December 31, 2002 the Corporation had cash of $1,616,691 compared to $12,968 at December 31, 2001. Subsequent to December 31, 2002 the Corporation completed a private placement of 18,745,454 Common Shares, including corporate finance shares of 450,000 Common Shares, for net proceeds of $ 3,703,128. The Corporation also repaid Brascan to satisfy its March 4, 2003 loan re-payment obligation.

In management’s opinion and in view of the total debt and equity related financings in conjunction with project financing by way of the option agreement on both the Gold Bar and Pamlico projects the Corporation has adequate funds for purposes of completing its current work programs and achieving its short-term corporate objectives while ensuring adequate working capital over the next 18 months.

Outlook

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored that ultimately achieve commercial production. As present, none the Corporation’s properties have a known body of commercial ore. Other risks facing the Corporation include economic risks, permitting, fluctuations in mineral prices, share price volatility and uncertainty as to its ability to complete additional financings to fund its future development and exploration work programs.

American Bonanza Gold Mining Corp.	SCHEDULE C

Supplementary Information
For the year ended December 31, 2002

The Corporation will continue to focus the majority of its exploration and development activities in the Great Basin and the American Southwest. The Corporation will also continue to use its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest which management views will be the catalyst for future corporate growth and achieving its stated mission of becoming a highly profitable gold producer.

As a mining company in the development stage the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise adequate level of capital through the equity markets. In management’s opinion the Corporation’s current cash position is sufficient for funding its currently planned development expenditures on the Copperstone project and meeting its ongoing obligations as they become due. Additionally, the Corporation has adequate funding in place over a three year period by way of its option agreement on the Gold Bar and Pamlico projects to fund exploration expenditures on these projects.